September 28, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:      Kaskad Corp.

Registration Statement on Form S-1/A

Filed September 9, 2016

File No. 333-212891

Ladies and Gentlemen:

This letter sets forth the responses of Kaskad Corp. (the “Company”) to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of September 27, 2016.

Exhibit 5.1

1. We note your response to our prior comment 6. As an exhibit to your next amendment please files the revised opinion from counsel addressing whether the shares to be issued and sold in this offering will, when sold, be legally issued, fully paid and non-assessable. Although you stated in your response that the opinion was revised, you did not file the revised opinion as an exhibit.

Answer: The opinion was revised and added accordingly.

Exhibit 99.1

2. We note your response to our prior comment 7 and the statement in the subscription agreement that “[t]he undersigned is not relying on the Company or its affiliates with respect to the Company’s economically advantageous considerations involved in this investment.” Please revise to clarify the meaning of this statement, and to remove any implication that investors are not entitled to rely on the prospectus disclosure.

Answer: The statement was revised and removed accordingly.

Very Truly Yours,

Piotr Sibov,

President of Kaskad Corp.